SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           -----------------------------

                                 SCHEDULE 14D-9


          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14 (d) (4)
                      OF THE SECURITIES EXCHANGE ACT OF 1934
                       ------------------------------------

                            PRIME GROUP REALTY TRUST
                            (Name of Subject Company)

                            PRIME GROUP REALTY TRUST
                      (Name of Person(s) Filing Statement)
                            --------------------------

          Common Shares of Beneficial Interest, par value $0.01 per share
                          (Title of Class of Securities)
                            ---------------------------

                                   74158J 10 3
                      (CUSIP Number of Class of Securities)

                                James F. Hoffman
             Executive Vice President - General Counsel and Secretary
                            Prime Group Realty Trust
                              77 West Wacker Drive
                                   Suite 3900
                             Chicago, Illinois 60601
                             Telephone: (312) 917-1300
                   (Name, address and telephone number of person
            authorized to receive notices and communications on behalf of the person(s) filing statement).
                            --------------------------

                                  With a copy to:

                                 Wayne D. Boberg
                                 Brian T. Black
                                Winston & Strawn
                              35 West Wacker Drive
                             Chicago, Illinois 60601
                                 (312) 558-5600


[X] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

                                                At the Financial Relations
At Prime Group Realty Trust:                      Board/BSMG Worldwide:
Richard S. Curto        Louis G. Conforti       Leslie Hunziker     Leslie Loyet
Chief Executive Officer Office of the President General Inquiries   Investor
312-917-1300            Chief Financial Officer 312/266-7800        312/266-7800
                        312-917-1300



FOR IMMEDIATE RELEASE
FRIDAY, AUGUST 24, 2001


                  PRIME GROUP REALTY TRUST RECEIVES OFFER LETTER


Chicago, IL, August 24, 2001 -- The Board of Trustees of Prime Group Realty Trust (NYSE: PGE)(the "Company") announced today that it has received a written offer from Cadim inc. ("Cadim"), an affiliate of CDP Capital [Caisse de depot et placement du Quebec] ("CDP Capital"), and The Prime Group, Inc. ("PGI"), an affiliate of Michael W. Reschke, the Chairman of the Board of the Company. Pursuant to the offer, an affiliate of Cadim and PGI would acquire all of the outstanding shares of the Company, other than the Company's outstanding 9% Series B Cumulative Redeemable Preferred Shares and the common equity held by Mr. Reschke and certain of his affiliates, including PGI, at an all-cash price of $14.00 per share. The acceptance of the offer by the Company is subject to the approval by the Company's Board of Trustees, a thirty (30) day confirmatory due diligence period, the negotiation and execution of a definitive acquisition agreement and other transaction documents during the due diligence period and certain other conditions. The offer is not subject to any third party financing.

The Company's Board of Trustees has referred the offer to its Committee of Independent Trustees for consideration. The Committee's review is not yet complete, and the Company is not currently in a position to make any recommendation to its shareholders concerning the offer.

Prime Group Realty Trust is a fully-integrated, self-administered, and self-managed real estate investment trust (REIT) that owns, manages, leases, develops, and redevelops office and industrial real estate, primarily in the Chicago metropolitan area. The Company's portfolio consists of 26 office properties, containing an aggregate of 9.2 million net rentable square feet and 30 industrial properties containing an aggregate of 3.9 million net rentable square feet. The portfolio also includes approximately 234.2 acres of developable land as well as rights to acquire more than 135.0 additional acres of developable land, which management believes could be developed with approximately 7.2 million rentable square feet of office and industrial space. In addition, the Company has equity ownership interests in three development ventures, including the 1.5 million square foot Dearborn Center project in downtown Chicago.

CDP Capital is a leading fund manager in Canada, one of the largest portfolio managers in North America and the largest holder of real estate in Canada. Cadim is a real estate company, which invests mainly in the residential sector and related products, and in non-conventional real estate investments such as real estate securities and opportunity products. It forms partnerships with strategic investors, including real estate promoters, managers and builders who usually assume the day-to-day real estate management on behalf of Cadim. The assets under management by CDP Capital total approximately 125 billion Canadian dollars diversified in the Americas, Asia and Europe.

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect management's current views with respect to future events and financial performance. The words "believes", "expects", "anticipates", "estimates", and similar words or expressions are generally intended to identify forward-looking statements. Actual results may differ materially from those expected because of various risks and uncertainties, including, but not limited to, changes in general economic conditions, adverse changes in real estate markets as well as other risks and uncertainties included from time to time in the Company's filings with the Securities and Exchange Commission.

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY. IT DOES NOT CONSTITUTE A SOLICITATION/RECOMMENDATION STATEMENT UNDER THE RULES AND REGULATIONS OF THE
SEC. THE COMPANY'S SHAREHOLDERS WILL BE ABLE TO OBTAIN ANY SUCH SOLICITATION/RECOMMENDATION STATEMENT FOR FREE IF AND WHEN IT BECOMES AVAILABLE AT THE SEC'S WEB SITE AT WWW.SEC.GOV. THE COMPANY URGES ITS SHAREHOLDERS TO CAREFULLY REVIEW ANY SUCH SOLICITATION/RECOMMENDATION STATEMENT PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER DESCRIBED ABOVE.



       For more information on Prime Group Realty Trust go to www.pgrt.com.